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            Nuveen California Municipal High Income Opportunity Fund
                              333 West Wacker Drive
                             Chicago, Illinois 60606

                               September 21, 2005

BY EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Nuveen California Municipal High Income Opportunity Fund (CIK: 0001266586) Request for Withdrawal of Registration Statement on Form N-2
     File Nos. 333-114053, 811-21545

Ladies and Gentlemen:

     On March 30, 2004, Nuveen California Municipal High Income Opportunity Fund (the "Registrant") filed a registration statement on Form N-2 relating to the registration of common shares of beneficial interest of Nuveen California Municipal High Income Opportunity Fund (accession number 0001193125-04-054092). The registration statement has not yet become effective.

     Pursuant to Rule 477(a) under the Securities Act of 1933, the Registrant hereby requests the withdrawal of the above mentioned Form N-2 for Nuveen California Municipal High Income Opportunity Fund.

                                     Sincerely,

                                     Nuveen California Municipal High Income
                                     Opportunity Fund
                                     (Registrant)

                                     By: /s/ Jessica R. Droeger
                                         --------------------------------------
                                         Jessica R. Droeger
                                         Vice President and Secretary